SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 11, 2019

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on April 11, 2019.

BANCO MACRO S.A.	BANCO DEL TUCUMÁN S.A.

MERGER OF BANCO DEL TUCUMÁN S.A.

(non-surviving company)

INTO BANCO MACRO S.A.

(surviving company)

MERGER PROSPECTUS

Introduction

This prospectus dated April 11, 2019 contains information on the business combination commenced by Banco Macro S.A. ("Banco Macro"), the surviving publicly listed company, and Banco del Tucumán S.A. (“Banco del Tucumán”), the non-surviving non-publicly listed company.

The prospectus has been prepared to furnish information to the shareholders and to the noteholders in accordance with the requirements prescribed by the Argentine Securities Exchange Commission (Comisión Nacional de Valores hereinafter “CNV”), the Bolsas y Mercados Argentinos S.A. Listing Rules (Bolsas y Mercados Argentinos hereinafter “BYMA”), General Business Company Law No. 19550, Communication "A" 2241 of the Argentine Central Bank (“BCRA”) and supplementary provisions and further applicable provisions. The prospectus includes information related to the merger agreed upon between Banco Macro and Banco del Tucumán on March 8, 2019 by means of the execution of the respective preliminary merger agreement, as results of which Banco del Tucumán shall be merged into Banco Macro, pursuant to Article 82 and related provisions of Law No. 19,550, Banco Macro being the surviving company and Banco del Tucumán the non-surviving one.

NOTE: The merger is subject to the approval of the BCRA, the CNV and any other applicable entity.

Summary

The following is a summary of the main features of the merger proposed to the shareholders by the board of directors of the Banks that are parties to the merger.

Main features of the merger

Type of combination	Merger

Surviving company	Banco Macro S.A.

Non-surviving company	Banco del Tucumán S.A.

Date of the Preliminary Merger Agreement	March 8, 2019

Date of the special consolidated financial statement of merger	December 31, 2018

Shareholders’ Equity as of December 31, 2018	Banco Macro - thousand ARS 54,846,570

Banco del Tucumán – thousand ARS 2,446,257

Value per each nominal value VN $1 of share for merger purposes	Banco Macro $85.27

Banco del Tucumán $55.65

Exchange Ratio	0.65258 common shares of Banco Macro per each VN $1 of common share of Banco del Tucumán

New shares to be issued (nominal value, voting rights and dividends)	Banco Macro shall issue 15,662 common, book entry, Class B shares of ARS 1 each, carrying one vote each and which shall rank pari passu in all respects with the shares outstanding at the time of issuance of such new shares.

Appraisal Rights	Not applicable given that Banco Macro is subject to public offering and listing regulations

Information on the Companies Parties to the Merger

Banco Macro S.A.

a) History and development of the issuer:

Banco del Sud S.A. was incorporated on November 21, 1966, as a sociedad anónima (corporation) under the laws of Argentina, for a period of 99 years, with domicile in the City of Bahía Blanca, Province of Buenos Aires, and was registered with the Public Registry of Commerce of Bahía Blanca on March 8, 1967 under No. 1154, page 75, book 2, of the Book of By-Laws. In 1968 Banco del Sud S.A. was granted authorization to operate as a commercial bank.

On November 6, 1995 Banco del Sud S.A. registered its change of corporate name with the Province of Buenos Aires Office of Corporations (Dirección General de Personas Jurídicas de la Provincia de Buenos Aires) from Banco del Sud S.A. to Banco Bansud S.A. (“Banco Bansud”).

On February 19, 1996 the General Ordinary and Extraordinary Shareholders’ Meeting of Banco Bansud decided to move its executive offices from the city of Bahía Blanca to the city of Buenos Aires, consequently on October 8, 1996 Banco Bansud was registered with the Public Registry of Commerce of the City of Buenos Aires (Registro Público de Comercio de Capital Federal) under No. 9777, book 119, volume A of Corporations.

Acquisition of shares by Banco Nacional de México S.A.

In March 1992, Banco Nacional de México S.A. (“Banamex”), one of the largest Mexican banks, acquired 29% of the common shares in Banco Bansud through its controlled company Euro American Capital Corporation Limited (“Euro American Capital”) and, thereafter, it strongly increased its interests in Banco Bansud. In 1994, Euro American Capital made a capital contribution of US$99.1 million at closing of the preferred subscription of shares by the shareholders of Banco Bansud, increasing its equity holding in the Bank to 43.6%. In 1995, Euro American Capital and Banamex made a capital contribution of US$146.4 million to Corporación Sudamericana, a company created together with the Local Shareholders of Banco Bansud in order to acquire Banco Shaw S.A.

Acquisition of Banco Shaw S.A.

On October 28, 1994, the local shareholders together with Banamex, acting through their controlled company, Corporación Sudamericana, acquired from the Santander Group 82.76% of the outstanding shares of Banco Shaw S.A. (“Banco Shaw”). Different from Banco del Sud S.A., the activities of Banco Shaw were focused on loans to companies located in the City of Buenos Aires. On March 24, 1995, Banco del Sud S.A. executed the merger agreement with Banco Shaw that was approved by the shareholders of both banks on May 11, 1995. By virtue of the merger agreement, on December 1, 1995 Banco Shaw merged into Banco del Sud S.A. and the shares of Banco Shaw were exchanged by a new issue of Class B shares in Banco Bansud at a ratio of 1 Class B share in the Bank per each 6.78964398 common shares in Banco Shaw.

Acquisition of certain assets and liabilities of Banco Federal Argentino S.A.

As part of Banco Bansud’s strategy of expanding its presence in the City of Buenos Aires and the Greater Buenos Aires area, on December 29, 1995, after the completion of the liquidation proceedings commenced by B.C.R.A. as regards Banco Federal Argentino S.A. (“Banco Federal”), Banco Bansud acquired certain assets and liabilities of such bank, including, as of such date, 27 branches, a US$ 172.8 million loan portfolio before provisions, obligations with B.C.R.A. in the amount of US$ 48.8 million and deposits in the amount of US$104.7 million. As of December 31, 1995, the acquisition of Banco Federal increased Banco Bansud’s assets in consolidated figures by US$164.1 million to US$2,200.8 million and its liabilities in consolidated figures to US$1,853.3 million.

As to the acquisition of Banco Federal, Banco Bansud obtained a loan from the Trust Fund in the amount of US$60.0 million and invested the funds in high yield and liquidity public bonds for the purpose of protecting Banco Bansud against risks stemming from the acquisition of Banco Federal. On May 31, 1996, Banco Bansud issued Subordinated Noted for a principal amount of US$ 60.0 million to replace the US$60.0 million loan granted by the Trust Fund, thus improving the capital ratio of Banco Bansud for B.C.R.A. regulation purposes.

Acquisition of the controlling interests by Banamex

As results of the merger of Banco Shaw into Banco del Sud S.A. perfected in December 1995 and as results of the capitalization of the capital contribution made by Banamex to Corporación Sudamericana, Banamex held (directly and through its interests in Corporación Sudamericana) 56.62% in the capital stock of Banco Bansud and became the holder of 44.96% of the voting rights.

By virtue of a stockholders agreement entered into in February 1997 between Banamex and the local shareholders, Banamex increased its voting rights to 70.6%. As of June 30, 1998, Banamex held more than US$32,500.0 million in assets and US$2,912.6 million in shareholders’ equity.

The results of the fiscal year closed as of June 30, 1999 triggered a new strategy and focus of the business conducted by Banco Bansud as results of the new role played by Banamex in the control and management of the bank for the purpose of continue enhancing its financial structure.

Banamex, Banco Bansud’s main shareholder and one of the largest private banks in Latin America, decided to take an active role, getting fully involved in the management of Banco Bansud in order to strengthen it and lay down the basis for its long term growth and profitability.

In November 1998, Banco Bansud completed a capital increase by issuing 20 million new shares for an aggregate of ARS 60 million, which resulted also in an increase in the capitalization ratio of the Bank as results of the control exercised by Banamex. Actually, Banamex subscribed for ARS 39.7 million, its interest in Banco Bansud totaling 59.58%.

Acquisition of the controlling interest by Banco Macro S.A.

On December 19, 2001, Banco Macro S.A. and Banamex entered into a stock purchase and sale agreement of 38,377,021 outstanding issued shares, representing 59.58% of the capital stock and 76.17% of the votes in Banco Bansud. Subsequently, on May 29, 2002 a general ordinary and extraordinary Shareholders’ Meeting of Banco Bansud resolved a capital increase whereby Banco Macro’s increased its interest to 81.23% in the capital stock and to 82.91% in the votes of Banco Bansud.

During 2003, Banco Bansud merged into Banco Macro for the strategic purpose of creating a financial institution with presence throughout Argentina. As results of such merger the corporate name was changed to Banco Macro Bansud S.A. The merger was registered with the Public Registry on December 17, 2003, under No. 18102 of Book 23 of Corporations (Sociedades por Acciones).

On April 28, 2006, the ordinary and extraordinary Shareholders’ Meeting of Banco Macro Bansud S.A. resolved to change its corporate name to Banco Macro S.A., such change was registered with the Public Registry on July 11, 2006 under No. 10471 of book 32 of Corporations (Sociedades por Acciones).

 Merger with Nuevo Banco Suquía S.A.

On March 14, 2007, the boards of directors of Banco Macro and Nuevo Banco Suquía S.A (“Nuevo Banco Suquía”) executed a preliminary merger agreement for the merger of Nuevo Banco Suquía into Banco Macro retroactively effective as of January 1, 2007 on the basis of the financial statements of both companies closed as of December 31, 2006.

On June 4 and 5, 2007, the shareholders meetings of Banco Macro and Nuevo Banco Suquía, respectively, approved such preliminary merger agreement as well as the merger general consolidated balance sheet as of December 31, 2006 and the stock exchange ratio. Additionally, the referred shareholders meeting of Banco Macro resolved to increase the capital stock from ARS 683,943,437 to ARS 683,978,973 by means of the issue of 35,536 common, book-entry Class B shares, of ARS 1 each and carrying one vote each, to be delivered to the minority shareholders of the non-surviving company.

The merger was registered with the Public Registry on October 1, 2007, under No. 16503, of Book 37 of Corporations and on November 9 of 2007, under No. 18717, of book 37 of Corporations (Sociedades por Acciones).

Merger with Nuevo Banco Bisel S.A.

On March 19, 2009, the board of directors of Banco Macro and Nuevo Banco Bisel S.A (“Nuevo Banco Bisel”) executed a preliminary merger agreement for the merger of Nuevo Banco Bisel into Banco Macro retroactively effective as of January 1, 2009 on the basis of the financial statements of such entities closed as of December 31, 2008. On April 24, 2009, both Banks executed an amendment to the preliminary merger agreement.

On May 27, 2009, the Shareholders’ Meetings of Banco Macro and Nuevo Banco Bisel approved the preliminary merger agreement as amended, as well as the merger consolidated general balance sheet as of December 31, 2008 and the stock exchange ratio. The referred shareholders’ meeting also approved the increase of the capital stock by ARS 1,147,887 and the issue of 1,147,887 common, book-entry Class B shares of ARS 1 each and carrying one vote each, to be delivered to the minority shareholders of the non-surviving company.

The merger was registered with the Public Registry on August 6, 2009, under No. 13158, of book 45 of Corporations (Sociedades por Acciones).

Merger with Banco Privado de Inversiones S.A.

On March 7, 2013, the Directors of Banco Macro and Banco Privado de Inversiones S.A. (“Banco Privado de Inversiones”) executed a preliminary merger agreement to merge the latter into Banco Macro, effective as of January 1, 2013, based on the financial statements of such companies for the year ended December 31, 2012.

On June 10, 2013, the Shareholders’ Meetings of both Banco Macro and Banco Privado de Inversiones approved the preliminary merger agreement, as well as the consolidated balance sheet of merger for the period ended December 31, 2012 and the share exchange ratio. The above mentioned Shareholders’ Meeting of Banco Macro further resolved to approve a capital increase of AR $77,860 and the issuance of 77,860 additional common, book entry, Class B shares of par value ARS 1 each, carrying one vote each, to be delivered to the minority shareholders of the merged company.

The merger was registered with the Public Registry on March 19, 2014, under number 4728 of Book 68 of Joint Stock Companies or Corporations.

b) Financial Institutions controlled by Banco Macro:

Banco del Tucumán S.A.

Banco del Tucumán was born during th eprivatization process of Banco de la Provincia de Tucumán carried out by the Government of such Province, in which the Legislative Body thereof ordered the transformation of the self-governend entity into a stock company (sociedad anónima) effective as of April 1, 1995. Since that date, Banco de la Provincia de Tucumán changed its corporate name to “Banco del Tucumán S.A.”. On June 24, 1996, the Executive Power of the Province of Tucumán, through its Decree No. 1066/3 MH, resolved to allocate 75% of the shareholding of such entity to Banco Comafi S.A., keeping the Government of the Province of Tucumán 20% of the capital stock and applying the remaining 5% to the Employee Stock Ownership Plan (“ESOP”)

On November 24, 2005, Banco Macro executed a stock purchase agreement with Banco Comafi S.A. to purchase 75% of the voting capital stock in Banco del Tucumán S.A. (Banco del Tucumán).

On May 5, 2006, after obtaining the relevant regulatory authorizations, Banco Macro perfected the purchase of 164,850 Class A shares of Banco del Tucumán, representing 75% of the capital stock, acquiring the control of such institution as from such date. Subsequently, Banco Macro has been subscribing for Class C shares pertaining to the employee stock ownership plan.

On November 28, 2006, the ordinary and extraordinary Shareholders Meeting of Banco del Tucumán resolved to increase the capital from ARS 21,980,000 to ARS 43,960,000, fixing a premium-over par of ARS 26,171,000.

During the preemptive rights exercise period, Banco Macro exercised its preemptive rights over 164,850 Class A shares and 10,629 Class C shares which Banco Macro was entitled to subscribe pro-rata to its shareholdings prior to the capital stock increase. Upon expiration of the preemptive rights exercise period, Banco Macro exercised additional preemptive rights over the shares remaining unsubscribed by the rest of the shareholders of Banco del Tucumán. Consequently, as of the date hereof, Banco Macro owns 89.92% of the voting capital stock in Banco del Tucumán.

On August 10, 2018, Banco Macro S.A. acquired 100% of Class B shares held by the Province of Tucumán in Banco del Tucumán, representing 10% of the capital stock of such entity.

Macro Bank Limited

Macro Bank Limited is a financial institution controlled (99.999%) by Banco Macro. Macro Bank Limited was licensed on December 20, 1990 by the Commonwealth de Bahamas to act as Bank & Trust.

It was incorporated under the corporate name of Sud Bank & Trust Co. Ltd. which was changed in 2007 to its current name.

It was created to provide international services, both to individuals and corporations.

It currently provides the following services to its customers:

Deposits:

- checking accounts in Dollars, Euros and Argentine Pesos

- time deposits in dollars and papers

Loans:

- pledged loans, real estate mortgage loans, cash loans, securities, shares, etc.

- current account overdraft

Future Contracts

Foreign exchange transactions, foreign trade

Purchase and sale of securities and shares

Custodial services

Money transfers

Dividends and coupons collection

Brokerage

The bank’s principal office is located in Nassau, Bahamas, and since 1992 it has a Representative Office in Uruguay duly authorized by the Central Bank of Uruguay.

c) Domestic and International Public Offering and listing of the shares of Banco Macro in the New York Stock Exchange:

In March 2006, after having obtained the relevant authorizations from CNV and the Securities and Exchange Commission (SEC), Banco Macro placed 75,000,000 Class B shares which from such date are listed in the Buenos Aires Stock Exchange, and in the New York Stock Exchange (NYSE), in this latter case only in the form of ADR’s, each representing 10 shares. Additionally, the shares were authorized to list in MAE as from October 2015.

On June 19, 2017, Banco Macro issued 74,000,000 additional Class B shares and on July 13, 2017 other 11,099,993 additional Class B shares, which were registered with the SEC.

d) Global Program for the issue of Notes in the amount of US$1,500 million:

On April 26, 2016, the General Shareholders’ Meeting approved the creation of a Global Medium-Term Note Program, pursuant to the provisions of Law 23576, as amended, and other applicable regulations, for the issuance of notes up to an aggregate principal amount at any time outstanding of USD 1,000,000,000 (one billion US dollars), or its equivalent in other currencies, under which they may issue simple notes in one or more series and nonconvertible into shares. In addition, on April 28, 2017, the General and Special Shareholders’ Meeting approved, among other things, the extension of the aggregate principal amount of such Program to USD 1,500,000,000 (one billion five hundred million US dollars).

On November 4, 2016, under the above described Global Program, Banco Macro issued Class A Subordinated Resettable Corporate Bonds, at a fixed rate of 6.750% p.a., until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 each year and the reset date will be November 4, 2021. Since reset date, these Corporate Bonds will accrue a benchmark reset rate plus 546.3 basis point, according to terms and conditions abovementioned.

On May 8, 2017, under Global Program mentioned above, Banco Macro issued Class B Non- Subordinated Simple Corporate Bonds, not convertible into shares, at an annual fixed rate of 17.50%, fully amortizable upon maturity (May 8, 2022) for a face value of pesos 4,620,570,000 equivalent to USD 300,000,000 (three hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated April 21, 2017. Interest is paid semiannually on November 8 and May 8 each year, beginning on November 8, 2017.

On April 9, 2018, under Global Program described above, Banco Macro issued Class C Non Subordinated Simple Corporate Bonds, for a face value of pesos 3,207,500,000, at an annual variable rate equivalent to the sum of (i) Badlar Private Rate applicable for the related accrual period; plus (ii) Applicable Margin of 3.5% p.a., fully amortizable upon maturity (April 9, 2021). Interest will be paid quarterly for the periods due on July 9, October 9, January 9 and April 9 each year, beginning on July 9, 2018.

Moreover, on April 27, 2018, the Shareholder´s Meeting resolved to increase the aggregate principal amount of the Global Program for the Issuance of Corporate Bonds for a face value from USD 1,500,000,000 to USD 2,500,000,000 or its equivalent in other currencies, as the Board shall from time to time determine.

e) Description of the business:

Banco Macro focuses its growth on the quality and service provided both to its retail and corporate customers. The Bank has placed priority on its relation with new customers, on strengthening relationships with its existing customers, complying with strict customer service and risk assessment rules coupled with the application of the necessary technology to enhance such goals.

For such purpose, Banco Macro has consolidated its actions and aims in order to achieve a management model which essential values are based on the quality of individual management, responsibility and commitment with the bank, its staff and its customers.

The fundamental values of the Bank, based on the identification of collective ideals which are namely commitment, respect, honesty, discretion, excellence, productivity, adaptability, trustworthiness and social commitment, are and shall continue being the frame for the incorporation of new employees and executives that will allow supporting growth sustainability and foreseeability.

Retail Banking: Individuals

The mission of Retail Banking is to manage, coordinate and supervise the management of the businesses in accordance with the policies and goals established by the Board. For this purpose, Retail Banking develops and implements financial products and services aligned with the strategy, for different target segments of the entity. In this way, it designs and sets commercial actions, while it optimizes the use of resources to maximize profitability and customer satisfaction.

During 2018, the Bank maintained its market share in the principal offerings. As to consumer loans, we kept our leadership among private banks with personal loans again as our most representative product. As regards longer-term loans, Banco Macro accompany the market with a higher mortgage loan offering, though, during the last semester of the year, the demand retracted considerably due to the contractive policy carried out by the monetary authority.

In two years Credit Card (CC) and Personal Loan (PL) market share climbed from 10.8% to 11.1%, despite the loan demand contraction experienced in 2018.

In this scenario we worked to stabilize systems and prepare the technology infrastructure and architecture that shall allow us to be closer to our customers. In order to settle and deepen the business model, based on a diversified and strong loan portfolio, and based as well on salary program agreements in which the Bank stands out as financial agent of four provincial governments and for an extremely low delinquency level.

During 2018, the Retail Banking department worked to build a new customer segmentation (Young, Individuals, Retired and Preferred) and, subsequently, it worked on the communication of the value proposal for those segments. This segmentation helps to understand our customers more deeply, allowing us to accompany them and offer them, in each stage of their lives, products and services tailored for their needs.

Throughout 2018, the Retail Banking department kept on working on the promotion of an inclusive financial system, particularly interested in allowing people with low bankarization level access to personal loans through agreements with municipalities or the granting of low-amount loans.

In addition, we continued with our work to develop different customer service channels, offering customers different means to perform their financial transactions without time limits, on a complete comfortable, simple and safe manner, and without having to visit bank branches. Alternative channels currently in place include loan facilities through the Internet Banking, ATMs, telephone loan facilities and through our Web Page.

In 2018, Banco Macro decided to increase its Salary Plan portfolio, focused on the incorporation of customers from the private sector and the provinces in which Banco Macro is not financial agent, and on the consolidation of the relationship with existing customers.

During 2018, we continued with actions aimed at strengthening the development of our insurance portfolio, in order to keep on offering our customers products that meet their needs in each stage of their lives as well as the social and economic situation. We could diversify the offering, improve the services and accompany the market trends with a solid and accessible offering.

As to the credit card business, Banco Macro maintained the desired position, with product increase opportunities leveraged on consumption, focused on Customer Experience and Value Proposal.

Our main goal for 2019 is to continue growing in the different segments and strengthen the new customer service model to achieve a better understanding of our customers. In this manner, we shall be able to bring value proposals offering benefits that meet customer needs and thus favoring new customer attraction as well as customer retention.

During 2019, we shall keep on betting on a financial system that includes people with low bankarization level. We shall do it through tools such as micro-loans with low amounts and a new product targeted to the Salary Plan segment –which does not currently qualify for the traditional loan offering- with immediate crediting and short-term financing and a low amount.

Corporate Banking

In 2018, Banco Macro decided to make this segment grow, which includes Small and Medium-size Companies, Micro-enterprises and regional businesses, trying to offer products and services that meet their profile, based on their size and the place in which the operate, in order to gain their loyalty as customers.

Banco Macro seeks to contribute to long-term relationship with PYMEs and Micro-enterprises throughout the country, always betting to closeness, personalized service, geographical presence and knowledge of our customers. As to the commercial aspect, Banco Macro aimed at increasing deposits, mainly demand deposits and Transactional Products (cash management).

Based on the needs detected in Megra customers, we developed actions aimed at incorporating their suppliers and small producers, and allowing, in this way, the integration of its value chain and strengthening of the business. We shall continue to perform integrating actions aimed at financing small producers, customers and producers of the Megra customer value chain.

As to Corporate Banking customers, Banco Macro made a strong bet to deposit growth, particularly demand deposits, and to transactional products (cash management), being able to maintain the position based on a commercial strategy of proactive and specialized offering.

 For 2019, the main goal is to be one of the main Banks of our customers. We seek to achieve this goal by strengthening the relationship with existing customers and focusing on attracting new customers, in those regions in which our presence is still weak. In line with this, we shall stimulate even more our market penetration strategy and cross-selling our transactional products, particularly collections and payments, that are the greater generators of demand deposits.

Banco del Tucumán

Banco del Tucumán offers traditional banking products and services to companies and individuals, operates mainly within the territory of the Province of Tucumán, supports production activities of Tucumán PyMES and, in addition, it grant loans to the non-financial private sector corresponding to Corporate Banking and Retail Banking (Individuals) as a whole. As to Retail Banking, loan granting is mainly directed to employees of the provincial and municipal public sector. In addition, since the acquisition by Banco Macro, there was a strengthening of the strategic market share of individuals with more competitive conditions, adjusting to the policies in that regard followed by Banco Macro throughout the country. As to Corporate Banking, Banco del Tucumán supports different production sectors related to the regional economy.

Banco del Tucumán acts as the sole financial agent of the Government of the Province of Tucumán, of the Municipality of San Miguel de Tucumán and of the Municipality of Yerba Buena for collection of their taxes and service of the payment orders of their obligations. The agreements with these entities are effective until 2031, 2023 and 2020, respectively.

Banco Macro: Board of Directors, Supervisory Committee (Comisión Fiscalizadora) and Equity Holdings Structure

Board of Directors

The management of Banco Macro is vested in a board of directors composed of 13 directors and 3 alternate directors. The following chart reflects the current membership of the Bank´s board and their respective dates of office designation and expiration:

Chairman	Delfín Jorge Ezequiel Carballo	04-27-2018	12-31-2020

Vicechairman	Jorge Pablo Brito	04-27-2018	12-31-2018

Directors	Marcos Brito	04-28-2017	12-31-2019
	Carlos Alberto Giovanelli	04-26-2016	12-31-2018
	Nelson Damián Pozzoli	04-26-2016	12-31-2018
	José Alfredo Sánchez	04-26-2016	12-31-2018
	Martín Estanislao Gorosito	04-26-2016	12-31-2018
	Constanza Brito	04-27-2018	12-31-2020
	Mario Luis Vicens	04-27-2018	12-31-2020
	Juan Martín Monge Varela	04-27-2018	12-31-2020
	Guillermo Eduardo Stanley	04-27-2018	12-31-2020
	Alejandro Eduardo Fargosi	04-28-2017	12-31-2019
	Delfín Federico Ezequiel Carballo	04-28-2017	12-31-2019

Alternate Directors	Santiago Horacio Seeber	04-27-2018	12-31-2018
	Alejandro Guillermo Chiti	04-27-2018	12-31-2018
	Fabián de Paul	04-28-2017	12-31-2018

In compliance with CNV rules it is hereby informed that the following directors: Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Carlos Alberto Giovanelli, Nelson Damián Pozzoli, Constanza Brito, Delfín Federico Ezequiel Carballo and the alternate director Santiago Horacio Seeber, qualify as non-independent, and that the following directors José Alfredo Sanchez, Martín Estanislao Gorosito, Luis Mario Vicens, Juan Martín Monge Varela, Guillermo Eduardo Stanley, Alejandro Eduardo Fargosi and the alternate directors Alejandro Guillermo Chiti and Fabián de Paul meet the independency requirements under the provisions of the CNV.

Supervisory Committee

The supervision of Banco Macro is vested in a Supervisory Committee (Comisión Fiscalizadora) composed of three regular members and three alternate members designated by the shareholders meeting held on April 27, 2018. The following chart reflects the current membership of the Supervisory Committee and the respective term of office of the members thereof:

Syndics	Alejandro Almarza	12-31-2018
	Carlos Javier Piazza	12-31-2018
	Silvana María Gentile	12-31-2018

Alternate Syndics	Alejandro Carlos Piazza	12-31-2018
	Leonardo Pablo Cortigiani	12-31-2018
	Jorge Roberto Pardo	12-31-2018

In compliance with CNV rules we inform that all members qualify as independent.

Equity Holding Structure as of December 31, 2018

	NUMBER OF SHARES
SHAREHOLDER	(*)		CAPITAL	%	NUMBER OF VOTES	%
	CLASS A	CLASS B
	5 votes	1 vote
Brito, Jorge Horacio	5,366,621	105,727,603	111,094,224	16.59	132,560,708	18.55
Carballo, Delfín Jorge Ezequiel	4,895,574	106,805,523	111,701,097	16.68	131,283,393	18.37
Shareholders as a Group -Foreign Stock Exchanges (ADRS)		192,646,020	192,646,020	28.77	192,646,020	26.96
ANSES FGS Ley 26.425		184,120,650	184,120,650	27.49	184,120,650	25.77
Shareholders as a Group -Local Stock Exchanges	973,475	40,179,145	41,152,620	6.15	45,046,520	6.30
Repurchased shares in portfolio		28,948,410	28,948,410	4.32	28,948,410	4.05
TOTAL	11,235,670	658,427,351	669,663,021	100.00	714,605,701	100.00

(*)       All of them ordinary shares of nominal value AR$ 1 each.

Banco del Tucumán: Board of Directors, Supervisory Committee (Comisión Fiscalizadora) and Equity Holding Structure

Board of Directors

The management of Banco del Tucumán is vested in a board of directors composed of six directors and four alternate directors. The following chart reflects the current membership of the board of the Bank and their respective dates of office designation and expiration:

Chairman	Jorge Horacio Brito	04-18-2016	12-31-2018

Vicechairman	Delfín Jorge Ezequiel Carballo	04-18-2016	12-31-2018

Directors	Jorge Pablo Brito	04-18-2016	12-31-2018
	Nelson Damián Pozzoli	04-25-2017	12-31-2018
	Claudio Alejandro Cerezo	04-18-2016	12-31-2018
	Marcos Brito	09-11-2018	12-31-2018

Alternate Directors	Ernesto Eduardo Medina	04-18-2016	12-31-2018
	María Milagro Medrano	04-18-2016	12-31-2018
	Constanza Brito	04-18-2016	12-31-2018
	Ignacio Palma	04-18-2016	12-31-2018

Supervisory Committee

The supervision of Banco del Tucumán is vested in a Supervisory Committee composed of three regular members and three alternate members, designated by the shareholders meetings held on April 18, 2016 and on September 11, 2018. The following chart reflects the current membership of the Supervisory Committee and the respective term of office of each member:

Syndics	Alejandro Almarza	12-31-2018
	Augusto Martín Bruchmann	12-31-2018
	Leonardo Pablo Cortigiani	12-31-2018

Alternate Syndics	Horacio Della Rocca	12-31-2018
	Carlos Javier Piazza	12-31-2018
	Alejandro Carlos Piazza	12-31-2018

Equity Holding Structure as of December 31, 2018

SHAREHOLDER	NUMBER OF ORDINARY SHARES	CAPITAL	%	NUMBER OF VOTES	%
Banco Macro S.A.	439,360	43,936,000	99.945	439,360	99.945
González, Alfredo Miguel	62	6,200	0.014	62	0.014
Leguizamón Escalante, Luis Alberto	59	5,900	0.014	59	0.014
Medina, Raúl Fernando	57	5,700	0.013	57	0.013
Nieva, Jorge Hugo	62	6,200	0.014	62	0.014
TOTAL	439,600	43,960,000	100.000	439,600	100.000

(*)       All of them of par value AR$ 100 each and entitled to 1 vote per share.

Motives and Purposes of the Merger

This merger arises from the already existing administrative and management relationship between Banco del Tucumán S.A. and Banco Macro S.A., resulting from the corporate control that Banco Macro S.A. exercises over the former.

The purpose thereof is to combine the net worth of both companies as well as their management, with the resulting benefit arising from management expenses economies of scale.

Banco Macro S.A. is the holder of 439,360 shares in Banco del Tucumán S.A., of 439,600 total shares, which directly represents a 99.945% stake in the aggregate capital voting stock.

The convenience of combining the operative organizations of both Banks has been decided based on the following conclusions:

–	Their similar activities allow them to combine and integrate.

–	Such complementation and integration shall result in an increased efficiency in the performance of their activities.

–	Possibility of conducting a more efficient management with the subsequent enhancement of existing resources allocation.

–	The merger shall prevent the duplication of centralized management structures, with the resulting reduction of fixed costs.

The complementation of the markets to which the activities of each of the Banks parties to the merger are oriented shall result in a clear integration and development of the business, with the possibility of increase the volume thereof.

Given that the Banks subject to the merger have members of the Board of Directors in common, the merger shall provide higher flexibility and efficiency in the decision-taking process. On the other hand, the combination of the technical and professional capacities of both banks shall allow taking a better advantage thereof as well as an increase in the levels of generation of operating benefits.

Furthermore, in view of the magnitude of the consolidated operations, the management shall be in shape to carry out a better and more efficient management with the resulting increase in the allocation of currently existing resources.

Merger Proposal

The Preliminary Merger Agreement is transcribed herein below.

Preliminary Merger Agreement

By and between "BANCO MACRO S.A.", with legal domicile at A. Eduardo Madero 1182, Autonomous City of Buenos Aires, represented herein by its President Mr. Delfín Jorge Ezequiel Carballo, and "BANCO DEL TUCUMÁN S.A.", with legal domicile at San Martín 721/37, San Miguel de Tucumán, province of Tucumán, represented herein by Mr. Nelson Damián Pozzoli, acting in his capacity as attorney-in-fact, (hereinafter the first party referred to as the “surviving company” and the second party referred to as the “non-surviving Company”), they agree upon entering a corporate combination agreement through a Preliminary Merger Agreement by virtue of which Banco Macro S.A. shall absorb retroactively to January 1st 2019 Banco del Tucumán S.A., based on the financial statements of each company prepared as of December 31st 2018 and the special consolidated financial statement of merger prepared as of that same date, that are attached hereto as Annex I, which is made an integral part hereof. This Preliminary Merger Agreement shall be governed by the following clauses and applicable rules:

FIRST: "BANCO DEL TUCUMÁN S.A." shall be merged into "BANCO MACRO S.A." by means of the aggregate transfer in favor of the surviving company of the assets, liabilities, rights and obligations that the non-surviving company held as of December 31, 2018, once approval of the merger is secured from the regulatory agencies and is registered with the Public Registry. As from January 1, 2019, the operations of the non-surviving company shall be deemed conducted for the account of the surviving company. Consequently, the surviving company shall continue with all the activities of the non-surviving company, which shall be dissolved without liquidation. All the foregoing will be subject to the approval of the shareholders’ meetings and the approvals required from the Central Bank of Argentina, the Argentine Securities Exchange Commission (Comisión Nacional de Valores) and any other applicable entity.

SECOND: Motives and Purposes of the Merger: This merger results from the already existing management and performance relationship between Banco del Tucumán S.A. and Banco Macro S.A., arising from the corporate control exercised by Banco Macro SA over the former.

The purpose sought is to combine the net worths of both companies and the management thereof with the resulting benefit arising from management expenses scale economies.

The aggregate capital stock of Banco del Tucumán S.A. amounts to ARS 43,960,000. Accordingly such capital stock is divided into 439,600 common shares carrying one vote and of ARS 100 nominal value each. Banco Macro S.A. is the holder of 439,360 shares of Banco del Tucumán S.A. which directly represent 99.945% of the capital voting stock.

 In addition, Messrs. Alfredo Miguel González, holder of 62 shares; Luis A. Leguizamón Escalante, holder of 59 shares; Raúl Fernando Medina, holder of 57 shares; and Jorge Hugo Nieva, holder of 62 shares, participate as minority shareholders of Banco del Tucumán S.A. representing as a whole 0.055% of the capital stock and votes of such entity.

Surveys conducted have determined the convenience of combining the operating organizations of both Banks, based on the following conclusions:

–	Their similar activities allow them to combine and integrate.

–	Such complementation and integration shall result in an increased efficiency in the performance of their activities.

–	Possibility of conducting a more efficient management with the subsequent enhancement of existing resources allocation.

–	The merger shall prevent the duplication of centralized management structures, with the resulting reduction of fixed costs.

–	Registration and control of one single and centralized accounting.

–	Preparation of single accounting statements resulting in lower audit costs.

–	Reduction and simplification of the tax liquidation process.

The complementation of the markets to which the activities of each of the Banks parties to the merger are oriented shall result in a clear integration and development of the business, with the possibility of increase the volume thereof.

Given that the merged Banks have the Board of Directors membership in common, the merger shall contribute a larger flexibility and efficiency in the decision taking process. On the other hand, the combination of technical and professional capacities of both banks shall trigger a larger taking of advantage thereof and an increase in the levels of operating benefits generation.

THREE: Until the final merger agreement is registered with the Public Regitry, the banks encompassed thereunder shall be directed and managed by their current board of directors. After registration of the final merger agreement, the management and supervisory bodies of the non-surviving company shall cease in their functions. As results of the merger, the Board of Directors of Banco Macro S.A. shall remain composed of the regular and alternate members that hold office as of the date of execution of the final merger agreement. Both merging companies intend to continue with the regular course of their operations during the time elapsed up to the registration of the merger with the Public Registry. Likewise, the Directors of both companies shall continue conducting the actions addressed at harmonizing the execution of business and management of both companies, in accordance with the commenced combination proceedings. It is stated that no restrictions are imposed on the ordinary administration of both companies during the period elapsed until the merger is registered.

FOUR: The parties incorporate hereto the financial statements of each of the companies closed as of December 31, 2018, audited by a certified Public Accountant, which include the respective reports issued by the Supervisory Committee. Such financial statements were prepared on a consistent basis and identical assessment criteria. The financial statements of both companies comprise a full fiscal year. The parties hereto sign the merger consolidated special financial statement of merger of both companies as of the same closing date, audited by a certified Public Accountant, that includes the relevant Report of the Supervisory Committee.

FIVE: The capital stock of the surviving company amounts to ARS 669,663,021 fully issued, subscribed for and paid-up, divided into 11,235,670 Class A shares carrying 5 votes each and 658,427,351 Class B shares carrying 1 vote, all of them issued as common, book entry shares of nominal value ARS 1 each. The capital stock of the non-surviving company amounts to ARS 43,960,000 fully issued, subscribed for and paid-up, divided into 329,700 Class A, 87,920 Class B and 21,980 Class C, all common shares of ARS 100 nominal value and 1 vote each. The Consolidated Shareholders’ Equity arising from the special consolidated financial statement of merger as of December 31, 2018, prepared according to the consolidated basis described in note 2 to such special financial statement, amounts to thousands ARS 54,636,979.

SIX: The exchange ratio agreed upon by the companies parties to the merger is as follows: 0.65258 common shares of Banco Macro S.A. per each nominal value ARS 1 of common share of Banco del Tucumán S.A. Thus, the minority shareholders of Banco del Tucumán S.A. shall be entitled to receive 0.65258 common shares of Banco Macro S.A., for each nominal value ARS 1 of common share they hold in the capital stock of Banco del Tucumán S.A.

If share fractions need to be liquidated, the liquidation shall be made in cash, taking into account the shareholders’ equity value of the financial statement as of December 31, 2018.

SEVEN: As a consequence of the merger exchange ratio agreed upon, the capital stock of the surviving company shall increase from ARS 669,663,021 to ARS 669,678,683, thus, 15,662 common book entry Class B Shares of ARS 1 nominal value each carrying one vote each, which shall rank pari passu in all respects with the shares outstanding at the time of issuance of the additional shares, shall be issued, which shall be placed for public offering and listing in the Bolsas y Mercados Argentinos S.A. and Mercado Abierto Electrónico S.A. and shall be delivered in exchange to the minority shareholders of the non-surviving company for its holding of 240 common shares of ARS 100 nominal value each.

EIGHT: The surviving company shall not amend its by-laws as a consequence of the merger.

NINE: The Directors of the surviving company and the non-surviving company shall convene their respective Extraordinary Shareholders’ Meetings in order to:

a)	Approve this Preliminary Merger Agreement.

b)	Approve the Special Consolidated Financial Statement of Merger.

c)	Approve the exchange ratio between the shares of both companies.

d)	Approve the execution of a Final Merger Agreement.

e)	Authorize those representatives of Banco Macro S.A. and Banco del Tucumán S.A. who shall execute the Final Merger Agreement and any other documentation as may be necessary to perfect the transaction. The authorized representatives may also carry out all the necessary or adequate actions to perfect the merger.

f)	Designate those representatives that are empowered to carry out the formalities to secure administrative authorization and registration with the Argentine Securities Exchange Commission, the Argentine Central Bank, the Argentine Tax Authority, the Public Registry, as applicable, and any other relevant agency.

g)	The Shareaholders’ meeting of the non-surviving company shall consider and approve the early dissolution of the company, as results of the merger, and shall authorize the representatives who will sign the documentation and empower them to carry out all the necessary or adequate actions related to the early dissolution of the company and the respective recordations by the Registry of Companies of the Province of Tucumán (Dirección de Personas Jurídicas de la Provincia de Tucumán), and the registration thereof with the Public Registry.

h)	The Shareholders’ Meeting of the surviving company shall increase the capital stock by ARS 15,662.- that is to say, from ARS 669,663,021 to ARS 669,678,683 to execute the exchange by merger.

TEN: Upon execution of the preliminary merger agreement, the relevant formality steps to seek authorization shall be commenced with the Argentine Central Bank, and Argentine Securities Exchange Commission.

ELEVEN: Once the Shareholders’ Meetings have approved the items listed in Clause Nine, the call for the meeting shall be published for 3 days in compliance with Article 83, item 3º, of Law No. 19,550. A copy of the financial statements of both companies as approved by the respective Shareholders’ Meeting shall be placed at the disposal of the corporate creditors at the legal domicile of the surviving and non-surviving companies.

TWELVE: Upon compliance with the requirements set forth in the above clauses, a merger final agreement shall be executed, in compliance with the terms of Article 83, item 4º of the referred Law, which shall be subsequently registered with the Public Registry.

THIRTEEN: The assets and liabilities of the non-surviving company shall be incorporated into the net worth of the surviving company retroactively effective as of January 1, 2019, date of transfer of all the rights and obligations of the non-surviving company to the surviving company, after the registration with the Public Registry of the corporate combination. Consequently, all the transactions made by the non-surviving as from January 1, 2019 shall be deemed made for the account and order of the surviving company and shall be recorded in the accounting accounts of the surviving company; additionally, all the expenses and obligations originated in the merger, including the registration in the name of the surviving company of all the assets of the non-surviving company which are subject to registration shall be for the account of the surviving company.

FOURTEEN: This merger involves the combination of Banco Macro S.A. and Banco del Tucumán S.A. in accordance with the provisions of Article 77 of Income Tax Law (1997 consolidated text) as amended.

IN WITNESS WHEREOF, two counterparts hereof are executed for the same purpose, in the Autonomous City of Buenos Aires, on March 8, 2019.

Effects of the Corporate Combination

The Merger triggers the following effects:

1. Transfer of Shareholders’ Equity

The shareholders’ equity of Banco del Tucumán shall be transferred to Banco Macro. Thus, all of the rights and obligations, assets and liabilities of the non-surviving companies shall be incorporated into the shareholders’ equity of Banco Macro. The incorporation of the assets and liabilities of Banco del Tucumán to the net worth of Banco Macro shall be carried out effective as of January 1, 2019, for the value thereof recorded in the financial statements closed as of December 31, 2018, prepared by each of the companies parties to the Merger, on uniform basis and identical appraisal assessment, signed by their legal representatives, approved by the respective Board of Directors, together with the reports of the respective supervision bodies and certified by a certified public accountant.

2. Dissolution of the Non-Surviving Company

Banco del Tucumán shall be dissolved without liquidation, and its share certificates shall be cancelled.

3. Exchange Ratio

The Board of Directors of both companies established in the Preliminary Merger Agreement of Banco Macro and Banco del Tucumán dated on March 8, 2019, the exchange ratio calculated as follows:

Concept	Banco Macro SA	Banco del Tucumán SA
	(figures in thousand of pesos)

Shareholders’ Equity as of December 31, 2018	54,846,570	2,446,257

Changes to shareholders' equity for the purposes of the exchange rate: Intangible Assets (Goodwill)	(210,927)

Shareholders' equity to calculate the value per common share	54,635,643	2,446,257

Nominal value (VN $1) of common outstanding shares	640,714,611	43,960,000	(1)

Value per each VN $1 of common shares (in pesos)	85.27	55.65

Exchange ratio of common shares by each VN $1	0.65258	1.00

(1)	Corresponds to 439,600 common shares of nominal value AR$ 100 (each)

Thus, the minority shareholders of Banco del Tucumán shall be entitled to receive 0.65258 of shares in Banco Macro for each nominal value ARS 1 of common share they hold in Banco del Tucumán.

4. Capital Stock Increase

As a consequence of the merger exchange ratio agreed upon, the capital stock of Banco Macro shall be increased by ARS 15,662 and consequently 15,662 Class B common book-entry shares of ARS 1 nominal value each carrying one vote each, shall be issued and shall be offered to the public and listed in BYMA and MAE and shall be delivered in exchange to the minority shareholders of Banco del Tucumán for their holdings of 240 common shares of ARS 100 nominal value each.

5. Dividends

The shares that shall be issued as a consequence of the capital increase resulting from the merger described herein shall rank pari passu in all respects with the shares outstanding at the time of issuance of such new shares.

 6. Date of Effectiveness

The assets and liabilities of the non-surviving company shall be incorporated into the shareholders’ equity of the surviving company retroactively effective as of January 1, 2019, i.e. date of transfer of all the rights and obligations of the non-surviving upon approval of the merger by the shareholders, the authorization of the BCRA, CNV and any other applicable entity, and the registration with the Public Registry.

7. Public Offering of Securities. Listing of Shares

Banco Macro has been authorized to publicly offer its shares by the Argentine Securities Exchange Commission and has been admitted to publicly list its shares by BYMA, MAE and NYSE.

Banco del Tucumán is not authorized to make public offerings or to publicly list its shares.

Banco Macro shall continue under a public offering regime and public listing in BYMA, MAE and NYSE.

8. Property, economic and financial standing of Banco Macro

1.	CAPITALIZATION

The following chart reflects the capitalization of Banco Macro S.A. and Banco del Tucumán S.A. according to the information stemming from the financial statements of the respective Banks and, the consolidated capitalization of the Banks subject to the merger arising from the special consolidated financial statement closed as of December 31, 2018 of Banco Macro S.A. and Banco del Tucumán S.A., prepared in accordance with the consolidation basis specified in Note 2 of the referred financial statement. Such consolidated information only reflects what Banco Macro S.A. and Banco del Tucumán S.A.’s consolidation would have looked like as of December 31, 2018 if they would have operated on a consolidated basis taking into account the adjustments mentioned in the following chart and, thus, it cannot be construed that both Banks operated or could have operated on a consolidated basis.

	Banco Macro SA (before merger)	Banco del Tucumán SA (non-surviving company)	Deletions and adjustments		Banco Macro SA (after merger)

Deposits	219,761,923	17,795,611			237,557,534

Short term debt
Derivative Financial Instruments	1,369				1,369
Repo Transactions	164,469				164,469
Other Financial Liabilities	13,982,160	627,215	(279)		14,609,096
Financing received from the Central Bank of Argentina and other financial entities	3,127,049	2,359	(301,742)		2,827,666
Issued Corporate Bonds (a)	306,639				306,639
Subordinated Corporate Bonds (a)	165,070				165,070
Total short term debt	17,746,756	629,574	(302,021)		18,074,309

Long term debt
Other Financial Liabilities	146,075				146,075
Financing received from the Central Bank of Argentina and other financial entities	170,344				170,344
Issued Corporate Bonds (a)	6,081,552				6,081,552
Subordinated Corporate Bonds (a)	15,123,320				15,123,320
Total long term debt	21,591,291				21,591,291

SHAREHOLDERS’ EQUITY
Capital stock
Outstanding shares	669,663	43,960	(43,944	)(b)	669,679
Total capital stock	669,663	43,960	(43,944)		669,679
Non capital contributions
Stock issuance Premium	12,428,461	26,171	(26,171)		12,428,461
Merger Premium			1,320	(c)	1,320
Total non capital contributions	12,428,461	26,171	(24,851)		12,429,781

Adjustments to Shareholders´Equity	4,511	4	(4)		4,511
Earnings Reserved	21,995,937	1,655,667	(1,655,667)		21,995,937
Unappropiated Retained Earnings	3,475,669	261,211	(472,138	)(d)	3,264,742
Other Comprehensive Income	543,086				543,086
Net Income for the year	15,729,243	459,244	(459,244)		15,729,243
Net Shareholders’ Equity attributable to the owners of parent company	54,846,570	2,446,257	(2,655,848)		54,636,979

TOTAL SHAREHOLDERS’ EQUTY	54,846,570	2,446,257	(2,655,848)		54,636,979
CAPITALIZATION INCLUDING DEPOSITS AND SHORT AND LONG TERM DEBT	313,946,540	20,871,442	(2,957,869)		331,860,113

(a)	The corporate bond liabilities recorded by Banco Macro SA in the financial statements amount to:

Corporate Bonds	Original value		Residual face value as of 12/31/2018	12/31/2018

Subordinated Resettable – Class A	USD 400,000,000	(a.1)	USD 400,000,000	15,288,390

Non-subordinated – Class B	Ps. 4,620,570,000	(a.2)	Ps. 3,391,052,000	3,460,899

Non-subordinated – Class C	Ps. 3,207,500,000	(a.3)	Ps. 3,207,500,000	2,927,291

Total				21,676,580

(a.1)	On April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23,576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General and Special Shareholder´s Meeting resolved to extend of the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars).

On November 4, 2016, under the abovementioned Global Program, Banco Macro SA issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.750% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016, Interest is paid semiannually on May 4 and November 4 of every year and the reset date will be November 4, 2021. Since reset date, these Corporate Bonds will accrue a benchmark reset rate plus 546.3 basis point, according terms and conditions abovementioned.

In addition, the Bank has the option to fully redeem the issuance as the reset date and under the conditions established in the pricing supplement after that date. The Bank used the funds derived from such issuance to grant loans in accordance with Central Bank guidelines.

(a.2)	On May 8, 2017, under Global Program mention on item a.1), Banco Macro SA issued non subordinated simple corporate bonds Class B, not convertible into shares, at a fixed rate of 17.50%, fully amortizable upon maturity (May 8, 2022) for a face value of pesos 4,620,570,000 equivalent to USD 300,000,000 (three hundred million US dollars), under the terms and conditions set forth in the price supplement dated April 21, 2017. Interest is paid semiannually on November 8 and May 8 of every year, beginning on November 8, 2017.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with Central Bank guidelines.

On October 17, 2018, the Board approved the cancellation of these Bonds for a par value of AR $1,229,518,000, equivalent to the amount of the purchases of this issue made to such date.

As of the date of issuance of the merger consolidated special financial statement, and after the date mentioned in the preceding paragraph, the Bank purchased shares of this issuance for a par value of AR $147,955,000, leaving an outstanding par value of AR $3,243,097,000.

(a.3)	On April 9, 2018, under Global Program mention on item a.1), Banco Macro SA issued non subordinated simple corporate bonds Class C, for a face value of pesos 3,207,500,000, at an annual variable rate equivalent to the sum of (i) Badlar private rate applicable for the related accrued period; plus (ii) applicable margin of 3.5% p.a., fully amortizable upon maturity (April 9, 2021). Interest will be paid quarterly for the periods due on July 9, October 9, January 9 and April 9 of every year, beginning on July 9, 2018.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with Central Bank guidelines.

As of the date of issuance of the merger consolidated special financial statement, the Bank made purchases of this issuance for a face value of pesos 517,000,000, remaining an outstanding face value of pesos 2,690,500,000.

Moreover, on April 27, 2018, the Shareholder´s Meeting resolved to increase the maximum amount of the Global Program for the Issuance of Corporate Bonds for a face value from USD 1,500,000,000 to USD 2,500,000,000 or an equal amount in other currencies, according to the Board of Directors opportunely determines.

(b)	Pertains to: (i) the elimination of common shares of Banco Macro S.A. (43,936) and of the minority shareholders (24) in the Capital Stock of Banco del Tucumán S.A. and (ii) the Capital Stock increase due to the issue of shares in Banco Macro S.A. to deliver in exchange to the minority shareholders of Banco del Tucumán S.A. (16).

(c)	Pertains to the initial acknowledgment of a merger premium (1,320), due to the difference between the equity value of the shares of Banco del Tucumán S.A. held by the minority shareholders (1,336) and the nominal value of the shares to be delivered to such shareholders in exchange as results of the merger (16).

(d)	Includes the elimination of the goodwill described in Note 4.4 to the Special Consolidated Financial Statements of Merger.

2.	ACCOUNTING INFORMATION

In compliance with the provisions of the General Business Company Law and further applicable regulations, the Merging Banks prepared a merger consolidated special financial statement. Such special consolidated financial statement of merger has been prepared on the basis of the information contained in the audited financial statements of Banco Macro S.A. and Banco del Tucumán S.A. as of December 31, 2018, with the deletions and adjustments described in the following paragraph “Special consolidated financial statement of mergerof Banco Macro S.A. and Banco del Tucumán S.A. as of December 31, 2018”.

On March 8, 2019, the certified public accountant Norberto M. Nacuzzi, of the firm Pistrelli, Henry Martin y Asociados S.R.L., issued the auditor’s report of the financial statements of Banco Macro S.A. for the fiscal year closed as of December 31, 2018. Such report included an unqualified opinión regarding the accounting information framework provided for by the BCRA.

On March 6, 2019, the certified public accountant Pablo Gabriel Decundo, of the firm Pistrelli, Henry Martin y Asociados S.R.L., issued the auditor’s report on the financial statements of Banco del Tucumán S.A. for the fiscal year closed as of December 31, 2018. Such report included an unqualified opinión regarding the accounting information framework provided for by the BCRA.

On March 8, 2019, the certified public accountant Norberto M. Nacuzzi, of the firm Pistrelli, Henry Martin y Asociados S.R.L., issued an independent accountant’s opinion on the special consolidated financial statement of mergerof Banco Macro S.A. and Banco del Tucumán S.A. as of December 31, 2018. Such special report states that the information referred to Banco Macro S.A. after the merger reflects the appropriate application of the deletions and adjustments made by the Management of the Banks to the figures in the financial statements of Banco Macro S.A. (before the merger) and Banco del Tucumán S.A. (non-surviving company), in accordance with the Argentine accounting professional rules applicable to the consolidation of financial statements effective in the City of Buenos Aires and with accounting rules established by B.C.R.A.

The special consolidated financial statement of merger has been prepared on uniform basis pursuant to the International Financial Reporting Standards (“IFRS”), as such standards were issued by the International Accounting Standards Board (“IASB”) and adhered by the Federación Argentina de Consejos Profesionales de Ciencias Económicas, and with the exception of item 5.5. “Value Impairment” under IFRS 9 “Financial Assets” and IAS 29 “Financial Reporting in Hyperinflationary Economies”, which were temporary excluded by the BCRA  from the accounting framework applicable to financial entities.

Such special consolidated financial statement of merger has the purpose of evidencing how such financial statement would have been as of December 31, 2018 if both banks would have operated on a consolidated basis and, thus, should not be construed that both banks operated or could have operated on a consolidated basis as of such date.

Special Consolidated Financial Statements of Merger of Banco Macro SA

and Banco del Tucumán SA as of December 31, 2018

(Figures in thousands of pesos)

CONCEPTS	BANCO MACRO SA (before merger)	BANCO DEL TUCUMAN SA (before merger)	DELETIONS	BANCO MACRO SA (after merger)

Cash and Deposits in Banks	68,178,537	5,601,932		73,780,469
Cash	9,319,226	1,376,676		10,695,902
Central Bank of Argentina	46,046,332	4,165,795		50,212,127
Other Local and Foreign Entities	12,370,152	46,489		12,416,641
Other	442,827	12,972		455,799
Debt Securities at fair value through profit or loss	2,150,737	10,378		2,161,115
Derivative Financial Instruments	14,555			14,555
Other financial assets	2,263,655	68,799	(2,503)	2,329,951
Loans and other financing	165,209,389	13,744,891	(301,742)	178,652,538
Non-financial Public Sector	1,768,254	7,253		1,775,507
Other Financial Entities	5,573,806	301,742	(301,742)	5,573,806
Non-financial Private Sector and Foreign Residents	157,867,329	13,435,896		171,303,225
Other Debt Securities	62,654,466	793,092		63,447,558
Financial Assets delivered as guarantee	6,323,938	428,879		6,752,817
Current Income Tax Assets				0
Investments in Equity Instruments	47,020	3,165		50,185
Investment in subsidiaries, associated and joint arrangements	4,888,171		(2,444,921)	2,443,250
Property, plant and equipment	8,512,492	477,176		8,989,668
Intangible Assets	1,591,857	19,621	(210,927)	1,400,551
Deferred Income Tax Assets		46,559		46,559
Other Non-financial Assets	629,239	135,015		764,254
Non-current Assets held for sale	804,017			804,017
TOTAL ASSETS	323,268,073	21,329,507	(2,960,093)	341,637,487

CONCEPTS	BANCO MACRO SA (before merger)	BANCO DEL TUCUMAN SA (before merger)	DELETIONS		BANCO MACRO SA (after merger)
Deposits	219,761,923	17,795,611			237,557,534
Non-financial Public Sector	11,729,037	7,625,050			19,354,087
Financial Sector	148,269	6			148,275
Non-financial Private Sector and Foreign Residents	207,884,617	10,170,555			218,055,172
Derivate Financial Instruments	1,369				1,369
Repo Transactions	164,469				164,469
Other Liabilities	14,128,235	627,215	(279)		14,755,171
Financing received from the Central Bank of Argentina and other financial entities	3,297,393	2,359	(301,742)		2,998,010
Issued Corporate Bonds	6,388,191				6,388,191
Current Income Tax Liabilities	2,712,536				2,712,536
Subordinated Corporate Bonds	15,288,390				15,288,390
Provisions	969,754	76,140			1,045,894
Deferred Income Tax Liabilities	254,957				254,957
Other Non-financial Liabilities	5,454,286	381,925	(2,224)		5,833,987
TOTAL LIABILITIES	268,421,503	18,883,250	(304,245)		287,000,508

Shareholders’ Equity
-Ordinary shares	669,663	43,960	(43,944	)(b)	669,679
Non-capital contributions
-Stock Issuance Premium	12,428,461	26,171	(26,171)		12,428,461
-Merger Premium	-	-	1,320	(c)	1,320
Adjustments to Shareholders’ Equity	4,511	4	(4)		4,511

CONCEPTS	BANCO MACRO SA (before merger)	BANCO DEL TUCUMAN SA (before merger)	DELETIONS		BANCO MACRO SA (after merger)
Earnings Reserved	21,995,937	1,655,667	(1,655,667)		21,995,937
Unappropiated Retained Earnings	3,475,669	261,211	(472,138	)(d)	3,264,742
Other Comprehensive Income	543,086	-	-		543,086
Net Income for the year	15,729,243	459,244	(459,244)		15,729,243
TOTAL SHAREHOLDERS’ EQUITY	54,846,570	2,446,257	(2,655,848)		54,636,979
TOTAL LIABILITIES +SHAREHOLDERS’ EQUITY	323,268,073	21,329,507	(2,960,093)		341,637,487

The Special Consolidated Financial Statement of Merger as of 31 December 2018 has been prepared taking into account the changes described in the paragraph below, based on the information contained in the audited Financial Statements of Banco Macro SA and Banco del Tucumán SA for the year ended on such date, which were approved by the relevant Boards of such Entities. Such financial statements have been prepared in accordance with the accounting reporting framework established by the Central Bank of the Republic of Argentina (“BCRA” for is acronym in Spanish), which, as mentioned in Note 3 to the Special Consolidated Financial Statement of Merger, is based on the International Financial Reporting Standards (“IFRS”), as such standards were issued by the International Accounting Standards Board (“IASB”) and adhered by the Federación Argentina de Consejos Profesionales de Ciencias Económicas, and with the exception of item 5.5. “Value Impairment” under IFRS 9 “Financial Assets” and IAS 29 “Financial Reporting in Hyperinflationary Economies”, which were temporary excluded by the BCRA from the accounting framework applicable to financial entities.

The consolidation of the financial statement of both banks has been made line by line, making the following deletions and adjustments:

i.	Deletion of debit and credit balances of transactions between the Banks as of the date of the special consolidated financial statement of merger for 304,245 and of the goodwill for 210,927.

ii.	Deletion of the direct interest of Banco Macro S.A. in Banco del Tucumán S.A. against the Shareholders’ Equity accounts of the latter for 2,446,257. Taking into a account that there is shareholding identity on the part of the controlling group, the shareholders’ equity of Banco del Tucumán S.A. has been eliminated in its entirety.

iii.	Increase in the capital stock as a result of the merger, as per the exchange ratio described in Note 41 to the merger consolidated special financial statement, by means of the issuance of Banco Macro S.A.’s shares for 15,662, to be delivered under the swap to minority shareholders of Banco del Tucumán S.A. The difference between the nominal value of the shares to be delivered to minority shareholders (16) and the equity value of such shares (1,336) was originally recorded under Merger premiums in the Shareholders’ Equity (1,320).

This consolidated information of merger does not include the consolidated statements of income, of other comprehensive income, changes in shareholders’ equity and cash flows and the presentation of comparative figures and certain supplementary information, which is included in the individual financial statements of Banco Macro S.A. and Banco del Tucumán S.A. and in the consolidated financial statements of Banco Macro S.A. as of December 31, 2018, since such information is not required for the preparation thereof, as specified in note 1 to the Special Consolidated Financial Statement of Merger. Therfore, this Special Consolidated Financial Statement of Merger and the its accompanying notes must be read together with the financial statements of Banco Macro S.A. and Banco del Tucumán S.A. as of 31 December 2018.

3.	KEY INDICATORS AS OF DECEMBER 31, 2018

The following information was prepared based on the special consolidated financial statement of merger as of December 31, 2018:

	Banco Macro SA (before the merger)	Banco del Tucumán SA (non-surviving company)	Banco Macro SA (after the merger)

Assets /Equity	5.9	8.7	6.3
Liabilities/Equity	4.9	7.7	5.3
Liquidity of shareholders’ equity (1)	70%	73%	74%
Loans and other financing / assets	51%	64%	52%
Loans and other financing / deposits	75%	77%	75%
Allowances / irregular portfolio (2)	121%	83%	118%

(1)	(Shareholders’ Equity – investment in subsidiaries, related companies and joint ventures . property, plant and equipment – intangible assets – deferred income tax assets – other non-financial assets – non-current assets held for sale) / shareholders’ equity.

(2)	Consists of loans included in the loan classification regulations according to the following criteria: “troubled”, “with high risk of insolvency”, “irrecoverable” and “irrecoverable according to rules” for the commercial portfolio and “medium risk”, “high risk”, “irrecoverable” and “irrecoverable according to rules” for consumer portfolio.

4.	CONSOLIDATED POSITION OF BANCO MACRO S.A. AND BANCO DEL TUCUMÁN S.A. IN CONNECTION WITH BCRA’S REGULATIONS ON LIQUIDITY AND SOLVENCY

Below is a summary of the consolidated position of Banco Macro and Banco del Tucumán in connection with BCRA’s regulations on liquidity and solvency, as of December 2018.

The preparation of the consolidated position according to the regulations established by BCRA on liquidity and solvency, as of December 2018, was made in order to comply with Chapter I, 2.2. of the Appendix to BCRA Communiqué “A” 2241 as supplemented (Communication CREFI-2) and is intended to show how these regulations would have been as of December 31, 2018, if the Merging Banks had operated on a consolidated basis.

4.1.      MINIMUM CAPITAL – COMPUTABLE EQUITY

	Banco Macro SA (before the merger)	Banco del Tucumán SA (non-surviving company)	Deletions and adjustments	Banco Macro SA (after the merger)	Banco Macro SA Consolidated (1)

Credit risk requirement	14,337,424	1,144,414	(5,156)	15,476,682	15,609,273
Rate risk Requirement	139,381	6,708		146,089	212,280
Market risk requirement	4,210,140	54,613	283,838	4,548,591	4,615,577
Total minimum capital requirement	18,686,945	1,205,735	278,682	20,171,362	20,437,130
Minimum capital requirement	26,000	26,000		26,000	26,000
Integration (R.P.C)	61,877,355	2,404,811		64,282,166	66,113,167
Excess of contributed capital	43,190,410	1,199,076	(278,682)	44,110,804	45,676,037

(1)	The requirements and contributed capital are presented measured on a consolidated basis including the Merging Banks and the rest of the subsidiaries (Macro Bank Limited, Macro Securities S.A. Sociedad de Bolsa and Macro Fiducia S.A.), all in the form of supplementary information.

The above chart shows the contributed capital and minimum capital requirements as of December 31, 2018 on an individual basis of each of the Merging Banks and the contributed capital and requirements measured on merged basis.

To comply with the requirements and contributed capital on a merged basis, the deletions and adjustments of existing balances and/or the transactions made between the Merging Banks have been considered.

4.2.      NON-LIQUID ASSETS AND OTHER ITEMS

The consolidated “Non-liquid assets and other items” has been determined by adding the individual position of each of the Merging Banks as of December 2018, net of the related consolidation deletions and adjustments, calculated in accordance with the rules of the BCRA. For purposes of this calculation, the computed equity indicated in 4.1 above was considered.

This is the situation:

	Banco Macro SA (before the merger)	Banco del Tucumán SA (non-surviving company)	Deletions and adjustments	Banco Macro SA (after the merger)	Banco Macro SA Consolidated (1)

Non-liquid assets	14,218,741	1,849,753	(1,172,485)	14,896,009	14,094,750

Limit (100% of the R.P.C.)	61,877,355	2,404,811		64,282,166	66,113,167

(1)	The information of Banco Macro S.A. (after the merger) consolidated with the subsidiaries mentioned in 4.1. above is presented as supplementary information.

4.3.	SIGNIFICANT CREDIT RISK EXPOSURE AND OPERATIONS WITH RELATED CUSTOMERS

BCRA’s rules on credit risk concentration and diversification and transactions with related clients (Communiqué “A” 2140, as amended and supplemented) establish maximum limits to the facilities granted in terms of the Bank’s computable equity.

Considering (i) the consolidation of included individual transactions for each of the Merging Banks and (ii) the maximum limits established by the BCRA in connection therewith, as of December 31, 2018 the parties comply with applicable requirements for credit risk concentration and diversification and transactions with related clients on a merged basis.

It is worth mentioning that, for purposes of the calculation mentioned in the paragraph above, the computable equity is shown in 4.1. above.

In addition, there are no breaches to the above mentioned limits on consolidated basis of Banco Macro S.A. (after the merger) with the subsidiaries named in paragraph 4.1.

Furthermore, the BCRA issued a new technical relation of Significant Credit Risk Exposure (Communiqué “A” 6599 and supplementary provisions) effective as of January 2019, replacing the one on Credit Risk Fragmentation. The Bank believes there will be no breaches to this new relation, measured on a consolidated basis.

4.4.	DEBT CLASSIFICATIONS AND MINIMUM PROVISIONS

Taking into account (i) the aggregate of minimum provisions required by applicable BCRA’s rules on debt classification and provisions for loans granted individually by each of the Merging Banks, and (ii) the aggregate of provisions booked by such Merging Banks, as of December 31, 2018, no shortage in the provisions on a merger basis have been found.

 Additionally, there is no shortage of the provisions of Banco Macro S.A. (after the merger) and the subsidiaries mentioned in 4.1. on a consolidated basis.

4.5.	MINIMUM CASH RESERVE

Consolidated minimum cash reserves have been determined by calculating the aggregate (requirements and integration) of the individual positions of each of the Merging Banks as of December 31, 2018 submitted to the BCRA.

 This is the situation:

	Banco Macro SA (before the merger)	Banco del Tucumán SA (non-surviving company)	Banco Macro SA (after the merger)	Banco Macro SA Consolidated (1)

Requirement – in pesos	54,473,500	3,462,435	57,935,935	57,935,935

Integration – in pesos	55,268,190	3,507,498	58,775,688	58,775,688

Requirement – in foreign currency	640,316	40,351	680,667	680,667

Integration – in foreign currency	659,941	46,968	706,909	706,909

(1)	The information of Banco Macro S.A. (after the merger) consolidated with the subsidiaries mentioned in 4.1. above is presented as supplementary information.

4.6.	MINIMUM APPLICATION OF RESOURCES OBTAINED FROM FOREIGN CURRENCY SIGHT LIABILITIES

The consolidated information on compliance with the Minimum Application of resources obtained from foreign currency sight liabilities has been determined by calculating the aggregate (requirement and application) of the individual positions of each of the Merging Banks as of December 2018 and presented to BCRA, considering the deletions and adjustments of existing balances and/or transactions made between the Merging Banks.

 This is the situation:

	Banco Macro SA (before the merger)	Banco del Tucumán SA (non-surviving company)	Deletions and adjustments	Banco Macro SA (after the merger)	Banco Macro SA Consolidated (1)

Lending capacity (2)	1,412,646	39,710		1,452,356	1,452,356

Application	1,172,350	9,644		1,181,994	1,181,994

(1)	The information of Banco Macro S.A. (after the merger) consolidated with the subsidiaries mentioned in 4.1. above is presented as supplementary information.

(2)	Resources net of minimum cash reserve.

9. Limits established for the Management of the Merged Companies. Guarantees.

No restrictions have been provided in the preliminary merger agreement in connection with the management of the non-surviving and surviving companies, and no guarantees were provided to secure compliance with their normal activities.

Until the final merger agreement is registered with the Public Registry, the merging banks will be managed and directed by their current board of directors. After registration of the final merger agreement, the members of the board of directors and supervisory committee of the non-surviving company shall resign their office. As a result of the merger, the Board of Directors of Banco Macro S.A. will be formed by the directors and alternate directors of such bank as of the execution date of the final merger agreement.

10. Banco Macro’s Bylaws

Banco Macro will not modify its by-laws as a result of the merger.

11. Taxes

The merger proposed by the Board of Directors of the Merging Banks entails a reorganization of Banco Macro and Banco del Tucumán in accordance with section 77 of the Income Tax Law (Restated in 1997) as amended.

12. Financial Statements as of December 31, 2018 of Banco Macro and Banco del Tucumán

The financial statements of Banco Macro and Banco del Tucumán as of December 31, 2018, and the statements of income, of other comprehensive income, of changes in shareholders’ equity and other statements, schedules and notes required by applicable legal and regulatory provisions, duly certified, are available to shareholders and interested third parties at the registered office of Banco Macro, located at Av. Eduardo Madero 1182, Autonomous City of Buenos Aires.

13. Special Consolidated Financial Statements of Merger as of December 31, 2018

The financial statements mentioned in paragraph 12 above have been the basis for the preparation of the special consolidated financial statements of merger of both companies as of December 31, 2018.

Autonomous City of Buenos Aires, April 11th, 2019.-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 11, 2019

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer